Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 5 DATED MAY 12, 2014
TO THE PROSPECTUS DATED APRIL 25, 2014
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated April 25, 2014, as supplemented by supplement no. 1 dated April 25, 2014, supplement no. 2 dated April 25, 2014, supplement no. 3 dated May 6, 2014 and supplement no. 4 dated May 8, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the probable acquisition of an office property containing 333,284 rentable square feet in Phoenix, Arizona.
Probable Real Estate Investment
Anchor Centre
On May 9, 2014, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to acquire an office property consisting of two office buildings containing an aggregate of 333,284 rentable square feet located on approximately 7.3 acres of land in Phoenix, Arizona (“Anchor Centre”). The seller is not affiliated with us or our advisor.  The contractual purchase price of Anchor Centre is $85.1 million plus closing costs.  We intend to fund the purchase of Anchor Centre with proceeds from a mortgage loan from an unaffiliated lender and proceeds from this offering. We are currently negotiating the terms of the mortgage loan. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions.  There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $5.0 million of earnest money.
Anchor Centre was built in 1984 and renovated between 2011 and 2012. As of May 9, 2014, Anchor Centre was approximately 79% leased to 27 tenants.  The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of Anchor Centre is approximately $4.9 million. The current weighted-average remaining lease term for the tenants is approximately 5.9 years.

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